NXT ENERGY SOLUTIONS INC.

Computershare

Please return completed form to:
Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

☐ **Interim Financial Statements**
Mark this box if you would like to receive Interim Financial Statements by mail.

☐ **Annual Financial Statements**
Mark this box if you would like to receive the Annual Financial Statements by mail.

Financial Statements Request Form

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address as noted or register online at www.computershare.com/mailinglist.

Alternatively, you may choose to access the report(s) online at http://www.nxtenergy.com/investor-relations/annual-meeting-2025.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Please place my name on your financial statements mailing list.

Name

Apt. | Street Number | Street Name

City | Prov. / State | Postal Code / Zip Code

N X Y Q 5 1 E T N N

51ETNN01 NXYQ.BEN_IA.E.37584.OUTSOURCED/000001/000001/i